UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sitestar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82980W101

(CUSIP Number)

Jeffrey I. Moore

1904 Deauville Dr.

Lexington, KY 40504

859.230.3115

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure s provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey I. Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	& nbsp;	SOLE VOTING POWER 2,610,849
	8.	& nbsp;	SHARED VOTING POWER 2,812,524
	9.		SOLE DISPOSITIVE POWER 2,610,849
	10.		SHARED DISPOSITIVE POWER 2,812,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,423,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia H. Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 758,489
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 758,489

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,489
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ;☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay B. Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 648,675
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 648,675

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,675
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William T. May
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 218,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 218,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M & M Investments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ;☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,187,360
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,187,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,360
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,580,260
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,580,260
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ;☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐	;
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,580,260
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,580,260
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Kiel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,580,260
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,580,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alesia Value Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐	;
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) < /FONT>☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,008,183
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,008,183
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,183
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alesia Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) < /FONT>☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

 < /P>

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,008,183
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,008,183
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,183
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ;☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	Jeremy K. Gold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐	&nbs p;
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.		SOLE VOTING POWER 80,000
	8.		SHARED VOTING POWER 3,008,183
	9.		SOLE DISPOSITIVE POWER 80,000
	10.	& nbsp;	SHARED DISPOSITIVE POWER 3,008,183

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,183
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) < /FONT>☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christoper Olin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) < /FONT>☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,008,183
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,008,183

Introduction

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the SEC) on June 3, 2014 (the Original Schedule 13D).

Item 4.  Purpose of Transaction.

Item 4 of the Reporting Persons Schedule 13D, as amended, is hereby amended by adding the following:

Settlement Agreement. On February 6, 2015, the Reporting Persons (the Moore Shareholder Group) entered into a Settlement Agreement with Sitestar Corporation (the Company) and directors Frank Erhatic, Jr., the Companys Chief Executive Officer and President, and Dan Judd, the Companys Chief Financial Officer. The Settlement Agreement settles and resolves certain matters relating to the Moore Shareholder Groups proxy solicitation and the special meeting of Company stockholders that was scheduled to be held February 12, 2015 (the Special Meeting) as well as a lawsuit filed by the Company against the Moore Shareholder Group seeking to, among other things, enjoin the Moore Shareholder Group from voting its proxies at the Special Meeting.

Under the terms of the Settlement Agreement, the Moore Shareholder Group, Mr. Erhartic, Jr., and Mr. Judd (the Parties), who collectively own more than 50% of the outstanding shares of voting common stock of the Company, agreed to enter into a voting agreement (the Voting Agreement) whereby the Parties will vote to elect, via majority written consent, the following persons to the Companys board of directors (the Board):

  Frank Erhartic, Jr.
  Dan Judd
  Roger Malouf
  Jeffrey Moore
  Steven Kiel
  Jeremy Gold
Messrs Erhartic, Jr., Judd and Moore currently serve on the Board. Messrs. Kiel and Gold are members of the Moore Shareholder Group. In the event of a deadlocked vote among the Board members, Mr. Erhartic, as President of the Company, will be entitled to cast the deciding vote , except with respect to (i) actions that directly affect a Board member , (ii) changes to the articles of incorporation or bylaws of the Company , or (iii) deadlocked votes that occur within 12 months of the date of the Settlement Agreement.

Additionally, the Settlement Agreement provides that the Company will, among other things:
  hold an annual meeting of the Companys shareholders no later than June 30, 2016 and hold regular meetings of the Board at specified intervals over the next 12 months;
  retain a financial consultant selected by the Moore Shareholder Group to manage the Company s SEC filing obligations, provide oversight of the Companys financial statements and assist with the implementation of best practices, internal controls and appropriate policies and procedures; and
  dismiss the lawsuit it filed against the Moore Shareholder Group.
In contemplation of the actions agreed to by the Company and Messrs. Erhartic, Jr. and Judd, and to avoid the significant expenses that the Company would likely incur in pressing forward with its lawsuit and continuing its opposition of the Moore Shareholder Groups proxy solicitation, the Moore Shareholder Group agreed to withdraw its proxy statement for the Special Meeting and cease soliciting proxies for the election of its slate of director nominees.

Under the Settlement Agreement, the Company and the Moore Shareholder Group will each pay for their respective costs incurred in connection with the proxy solicitation, settlement of claims and related matters, except that the Company will reimburse the Moore Shareholder Group for up to $40,000 of its expenses. The Settlement Agreement also includes certain standstill provisions and a general release of claims among the Parties.

Voting Agreement. In connection with the Settlement Agreement, on February 6, 2015, the Parties entered into the Voting Agreement with respect to the election of directors as described above. The Voting Agreement also provides that the authorized number of seats on the Board will be fixed at six during the term of the Voting Agreement. Unless extended by the Parties, the Voting Agreement will remain in effect until the earlier of 12 months after the date of the Settlement Agreement or the date of the next annual meeting of Company stockholders, but will not be applicable to any vote taken at such annual meeting.

The Settlement Agreement and Voting Agreement provide the complete terms and conditions of, and supersede, the settlement terms initially outlined in a letter dated February 2, 2015, among the Company and the Moore Shareholder Group (the Settlement Letter). The foregoing description of the Settlement Agreement and Voting Agreement is only a summary of certain material terms and is qualified in its entirety by reference to the Settlement Agreement and the Voting Agreement previosuly filed by the Company and incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Reporting Persons Schedule 13D, as amended, is hereby amended by adding the following:

Prior to entering into the Settlement Agreement and the Voting Agreement, the Reporting Persons were not beneficial owners, for purposes of Rule 13d-3 under the Exchange Act, of any shares owned by Messrs. Erhartic, Jr. and Judd. However, under the definition of beneficial ownership as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Settlement Agreement and Voting Agreement with Messrs. Erhartic, Jr., and Judd, the Reporting Persons may be deemed to share beneficial ownership of the 25,017,845 shares owned by Messrs. Erhartic, Jr., and Judd (the Erhartic Group Shares), as reported on a Schedule 13D filed by Messrs Erhartic, Jr. and Judd on January 26, 2015, which together with the shares collectively owned by the Reporting Persons, constitutes 33.8% of the outstanding shares of common stock of the Company (based on the 74,085,705 shares of Company common stock outstanding as of September 30, 2014, as reported by the Company in its most recent Form 10-Q filed on November 14, 2014).

The Reporting Persons disclaim any beneficial ownership of the Erhartic Group Shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of the Erhartic Group Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure provided under Item 4 above is incorporated by reference herein. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons previously e ntered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. This agreement was previously filed as an exhibit in the original Schedule 13D and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,183
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Date: February 11, 2015

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for William T. May

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for M & M Investments

Arquitos Capital Partners, LP
By: Arquitos Capital Management, LLC
its general partner

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: Managing Member
Arquitos Capital Partners, LP

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: President
Arquitos Capital Management, LLC

/s/ Steven L. Kiel
Steven L. Kiel, individually

Alesia Value Fund LLC
By: Alesia Asset Management LLC
its managing member

/s/ Jeremy K. Gold
Name: Jeremy K. Gold
Title: Managing Member
Alesia Asset Management LLC

/s/ Jeremy K. Gold
Jeremy K. Gold, individually

/s/ Christopher Olin
Name: Christopher Olin
Title: Managing Member
Alesia Asset Management LLC

/s/ Christopher Olin
Christopher Olin, individually